United States

Securities and Exchange Commission,

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ecomat, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

27889C102
(CUSIP Number)

Cathy Fang

Room 2906, 29/F, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong

Telephone: (+852)28777308

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

CUSIP No.	27889C102
1.	Name of Reporting Person: Clark Orient (BVI) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Virgin Islands, British.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 20,205,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,205,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,205,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 85% (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on 23,811,750 Common Stocks outstanding of the Issuer as of November 5, 2020.

CUSIP No.	27889C102
1.	Name of Reporting Persons: Kai Shing Fong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) CO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Hong Kong Special Administrative Region, P.R.C.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 20,205,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,205,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,205,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 85% (1)
14.	Type of Reporting Person (See Instructions) IN

(1) Percentage calculated based on 23,811,750 Common Stocks outstanding of the Issuer as of November 5, 2020.

CUSIP Number: 27889C102

Item 1.	Security and Issuer.
Securities acquired: Common Stocks, $0.0001 par value (“Common Stocks”)
	Issuer:	ECOMAT, INC. (the “Issuer”)
40 Wall Street, 28th Floor, New York, NY 10005

Item 2.	Identity and Background.

(a) This statement is filed by Clark Orient (BVI) Limited (“Clark Orient”), a corporation incorporated in the British Virgin Islands, and Mr. Kai Shing Fong (collectively, the “Reporting Persons”). Clark Orient is the holder of record of approximately 85% of the Issuer’s outstanding Common Stocks based on the number of Common Stocks outstanding as of November 5, 2020, as reported in the Form 10-Q for the quarterly period ended September 30, 2020 of the Issuer. Mr. Fong is the sole director of Clark Orient. Fong Ding Holdings Limited, a corporation incorporated in the British Virgin Islands, is the sole shareholder of Clark Orient (BVI) Limited. Mr. Fong is the sole director and sole officer of Fong Ding Holdings Limited.

(b) The address of the principal business and principal office of Clark Orient is Room 2906, 29/F, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong. The address the principal business and principal office of Fong Ding Holdings Limited, is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, BVI. The residential address of Mr. Fong is Flat B, 1/F BLK 7, Aqua Blue, 28 Tsing Fat St, Tuen Mun, NT, HK.

(c) The principal business of Clark Orient is to act as an investment holding company. Mr. Fong is the sole director and ultimate shareholder of Clark Orient. Mr. Fong is also the president of Fong Ding Holdings Limited.

(d) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) Mr. Kai Shing Fong is a citizen of Hong Kong Special Administrative Region, P.R.C.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 5, 2021, the Issuer, Ivo Heiden, WWYD, Inc. and Clark Orient executed a Stock Purchase Agreement (the “Stock Purchase Agreement”), pursuant to which Ivo Heiden and WWYD, Inc. sold to Clark Orient an aggregate of 20,205,000 shares of Common Stock, or approximately 85% of the issued and outstanding Common Stock, at a purchase price of $320,000.00. Upon consummation, the sole executive officer and director, Ivo Heiden, resigned from all of his positions with the Company, and Ms. Yang Gui was appointed to serve in the positions set forth below:

Name	Position
Yang Gui	Chief Executive Officer, Chief Financial Officer, sole director and the Chairwoman of the Board.

Ms. Gui does not have any family relationship with any director or executive officer of the Company.

Item 4.	Purpose of the Transaction

As a result of the above-mentioned transaction, the Reporting Persons currently beneficially own 85% Common Stocks of the Issuer.

The acquisition by the Reporting Persons of the Stocks as described herein was effected because of the belief that the Shares represent an attractive investment. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise.

Except as set forth in this Item 4, the Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of Common Stocks beneficially or directly owned by the Reporting Persons is based upon a total of 23,811,750 Common Stocks outstanding as of November 5, 2020, as reported in the Form10-Q for the quarterly period ended September 30, 2020 of the Issuer. The Reporting Persons beneficially own 20,205,000 Common Stocks, representing approximately 85% issued and outstanding Common Stocks of the Issuer.

(b) Clark Orient is the direct beneficial owner of 20,205,000 Common Stocks. Mr. Kai Shing Fong, by virtue of being the sole shareholder of Fong Ding Holdings Limited, which is the sole shareholder of Clark Orient, may be deemed to possess indirect beneficial ownership of 20,205,000 Common Stocks. As such, Mr. Kai Shing Fong has indirect, sole voting power and indirect, sole dispositive power with respect to the 20,205,000 Common Stocks.

(c) Other than as described herein, the Reporting Persons have not effected any transactions in Common Stocks during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Stock Purchase Agreement in Item 3 above is hereby incorporated in this Item 6 by reference. The summary of the Stock Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 99.2.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement date January 19, 2021
99.2	Form of Share Purchase Agreement (1)

(1)	Incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2021

Clark Orient (BVI) Limited

By:	/s/ Kai Shing Fong
Name:	Kai Shing Fong
Title:	Sole Director

/s/ Kai Shing Fong
Kai Shing Fong